FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Stephan Schambach Hands Over CEO Role to Dr. Juergen Schoettler

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of registrant’s Name into English)

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0
(Address and Telephone Number of registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Intershop Founder Stephan Schambach Hands Over CEO Role
to Dr. Juergen Schoettler

Jena, Germany - July 14, 2003 –Intershop Communications AG (Prime Standard: ISH1; Nasdaq: ISHP) announced that the Company’s founder Stephan Schambach has handed over the position of Chief Executive Officer to Dr. Juergen Schoettler, effective today. This change in leadership was approved by Intershop’s Supervisory Board.

Stephan Schambach, previously Intershop’s CEO and Chairman of the Management Board, will remain a Member of the Management Board and focus on strategy and product development.

Stephan Schambach said, “As the founder and long-serving CEO of Intershop, I have decided to hand over the leadership of the Company to my colleague Dr. Juergen Schoettler. Since Intershop’s founding in 1992, I have built and led the Company. With the launch of our Unified Commerce Management concept, we have defined a new market segment and released a new software product suite. In order to ensure a successful roll-out of the Company’s new strategy, we must focus on operational excellence. Since joining Intershop last year, Dr. Schoettler has proven to be a smart and effective leader. In my new role, I will concentrate on product and market strategy, and I will spend more time with customers.”

Dr. Schoettler stated, “It is an honor to have been selected to take on the role of CEO at Intershop. I am clearly focused on maximizing the commercial potential of Intershop’s renown online commerce software technology and on significantly strengthening the operational business.”

Dr. Schoettler has served as Intershop’s Chief Financial Officer (CFO) and as a Member of the Management Board since joining the Company in April 2002. Dr. Schoettler will jointly perform the tasks of CEO and CFO.

Investor Relations and Press:
Klaus F. Gruendel
T: +49-3641-50-1307
F: +49-3641-50-1002
k.gruendel@intershop.com
www.intershop.de

About Intershop

Intershop Communications (Nasdaq: ISHP; Prime Standard: ISH1) is the market leader in Unified Commerce Management, which can create strategic differentiation for companies by integrating online commerce processes across the extended enterprise. Intershop Enfinity, based on the best practices of Unified Commerce Management, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies can achieve a higher return on investment at a lower total cost of ownership, increasing the lifetime value of customers and partners. Intershop has more than 300 enterprise customers worldwide in a broad range of industries, including multichannel retail and high technology. Customers including Hewlett-Packard, Bosch, BMW, TRW, Bertelsmann, Otto and Homebase have selected Intershop's Enfinity as the cornerstone of their global online commerce strategies. More information about Intershop can be found on the Web at http://www.intershop.com.

This news release contains forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, significant dependence on large single customer deals, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, general economic conditions, and uncertainty regarding the unlocking of currently restricted cash. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated June 6, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: July 14, 2003	By: /s/ Stephan Schambach
Stephan Schambach
Chief Executive Officer
(Vorstandsvorsitzender)